February 16, 2026

Hamblin Watsa Investment Counsel Ltd.
95 Wellington Street West, Suite 802
Toronto, Ontario, Canada M5J 2N7

Kona Management Holdco, LLC
151 S. El Camino Drive
Beverly Hills, CA 90212

Re: **Letter Agreement re: Joint Bidding Agreement, dated November 4, 2025**

Ladies and Gentlemen:

Reference is made to (1) that certain Joint Bidding Agreement, dated as of November 4, 2025 (the "JBA"), by and among (i) each of the entities set forth on Schedule 1 attached to the JBA (collectively, "FF"), and (ii) Kona Management Holdco, LLC, a Delaware limited liability company ("Management Holdco" and, collectively with FF, the "Investors"); and (2) that certain Agreement and Plan of Merger, dated as of the date hereof, by and among Kona Bidco, LLC, a Delaware limited liability company, Kona Merger Subsidiary, Inc., a Delaware corporation, and Kennedy-Wilson Holdings, Inc., a Delaware corporation. Capitalized terms used but not defined herein have the meanings ascribed to them in the JBA.

Each Investor is entering into this letter agreement (this "Agreement") to amend certain provisions of the JBA on the date first set forth above and hereby agrees as follows:

1.   Schedule 2 to the JBA is hereby deleted in its entirety and replaced with Schedule 2 attached hereto.

2.   Section 2.1 of the JBA is hereby deleted in its entirety and replaced with the following:

"Each of FF and Management Holdco hereby affirms and agrees that it (or, in the case of Management Holdco, it or an Affiliate of Management Holdco) shall enter into customary rollover agreements with Bidco and its Affiliates, each in form and substance reasonably satisfactory to both Management Holdco and HWIC (the "**Rollover Agreements**") (and that each Investor shall be a third party beneficiary thereof to cause Bidco or an Affiliate thereof to enforce the provisions thereof) simultaneously with the execution and delivery of the Merger Agreement, pursuant to which each of FF and Management Holdco (or its applicable Affiliate) will agree that its Company Common Shares set forth on Schedule 2 (which, in the case of FF, shall not include the Company Common Shares issuable upon exercise of the warrants held by FF) (the "**Rollover Equity**") shall not be exchanged in the Proposed Transaction for the consideration set forth in the Merger Agreement, but instead shall be contributed to, converted into or exchanged for Bidco Common Units as set forth in such Rollover Agreements. Each of the Investors hereby represents and warrants (in the case of FF, as indicated on Fairfax Financial Holdings Limited's Schedule 13D on file with the Securities Exchange Commission, as amended through the date hereof and, in the case of Management Holdco, as indicated on WM's Schedule 13D on file with the Securities Exchange Commission, as amended through the date hereof) to each other that (i) it (or, in the case of Management Holdco, its Affiliate) owns and holds good and valid title to, and/or is the beneficial owner to, all of the Rollover Equity set forth opposite its name on Schedule 2, free and clear of any liens or other restrictions on title that would prevent it from entering into this Agreement or its (or, in the case of Management Holdco, its Affiliate's) Rollover Agreement and consummating the Proposed Transactions, (ii) it (or, in the case of Management Holdco, its Affiliate) has or can cause to be exercised sole voting power, power of disposition, and power to issue instructions with respect to the Rollover Equity set forth opposite its name on Schedule 2 and power to agree to all of the matters applicable to such Investor set forth in this Agreement and its (or, in the case of Management Holdco, its Affiliate's) Rollover Agreement, in each case, over all of the Rollover Equity set forth opposite its name on Schedule 2, and (iii) it owns no other securities (including debt securities) of the Target or any of its subsidiaries or securities that are convertible, exercisable or exchangeable for such securities other than the

Rollover Equity (other than, (x) in the case of FF, the Company's Series B Preferred Shares and Series C Preferred Shares and the warrants attached to such instruments and (y) in the case of WM, additional Company Common Shares as indicated on WM's Schedule 13D on file with the Securities Exchange Commission, as amended through the date hereof)."

3.   This Agreement and all claims hereunder shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware without giving effect to any laws, provisions or rules (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware and without regard to any borrowing statute that would result in the application of the statutes of limitations or repose of any other jurisdiction. Section 13 of the JBA is hereby incorporated by reference in its entirety, *mutatis mutandis*, as if set forth herein.

4.   Except as expressly set forth in this Agreement, the JBA remains unmodified and in full force and effect.

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IN WITNESS WHEREOF, each Investor has caused this Agreement to be duly executed as of the date first above written.

HAMBLIN WATSA INVESTMENT COUNSEL LTD., in its capacity as investment manager and/or pursuant to a power of attorney on behalf of all entities set on Schedule I of the JBA

By: /s/ Peter Clarke
    Name: Peter Clarke
    Title: Chief Risk Officer

KONA MANAGEMENT HOLDCO, LLC

By: /s/ William J. McMorrow
    Name: William J. McMorrow
    Title: Chief Executive Officer

[Intentionally omitted]